SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
          AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                             (AMENDMENT NO. 1)

                 Under the Securities Exchange Act of 1934

                        R.H. DONNELLEY CORPORATION
         --------------------------------------------------------
                             (Name of Issuer)

             Shares of Common Stock, par value $1.00 per share
         --------------------------------------------------------
                      (Title of Class of Securities)

                                 74955W109
         --------------------------------------------------------
                              (CUSIP NUMBER)

                             Fir Tree Partners
                             535 Fifth Avenue
                                31st Floor
                         New York, New York  10017
                         Tel. No.: (212) 599-0090
         --------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4675
                              (214) 969-2800

                              October 8, 1999
         --------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]




CUSIP No. 74955W109          13D/A

  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Fir Tree, Inc. d/b/a Fir Tree Partners

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                          (b)

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

       AF, WC

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

       Not Applicable

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

     NUMBER        7   SOLE VOTING POWER              3,196,920
       OF
     SHARES        8   SHARED VOTING POWER            0
  BENEFICIALLY
    OWNED BY       9   SOLE DISPOSITIVE POWER         3,196,920
      EACH
   REPORTING      10   SHARED DISPOSITIVE POWER       0
  PERSON WITH

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,196,920

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.5%

 14    TYPE OF REPORTING PERSON

       CO, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT


                      AMENDMENT NO. 1 TO SCHEDULE 13D

	This Amendment No. 1 to Schedule 13D (the "Amendment") is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal of Fir Tree Partners, as an amendment to the Statement on
Schedule 13D, relating to shares of Common Stock, par value $1.00 per share (the "Common Stock") of R.H. Donnelley Corporation (the "Issuer"), as filed with the Securities and Exchange Commission on August 6, 1998 (the "Statement"). The Statement is hereby amended and supplemented as follows:

ITEM 4.	PURPOSE OF THE TRANSACTION

	Fir Tree Partners and Mr. Tannenbaum have entered into and are currently in discussions with the management of the Issuer with respect to potential representation on the Issuer's Board of Directors. Fir Tree Partners and Mr. Tannenbaum acquired shares of Common Stock for portfolio investment purposes, and do not otherwise have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Fir Tree Partners and Mr. Tannenbaum reserve the right to consider or make additional plans and/or proposals in the future. Fir Tree Partners and Mr. Tannenbaum reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors. Fir Tree Partners may contact the Issuer and/or other shareholders regarding potential strategies to increase shareholder value. Other than as described above, neither Fir Tree Partners nor Mr. Tannenbaum has present plans or proposals which would result in any of the following:

          1) 	any extraordinary corporate transaction, such as a merger,
     reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          2) 	any sale or transfer of a material amount of assets of the
     Issuer or any of its subsidiaries;

          3) 	any change in the present board of directors or managers
     of the Issuer;

          4) 	any material change in the present capitalization or
     dividend policy of the Issuer;

          5) 	any other material change in the Issuer's business or
     corporate structure;

          6) 	any change in the Issuer's charter, bylaws or instruments
     corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          7) 	causing a class of securities of the Issuer to be delisted
     from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          8) 	causing a class of securities of the Issuer to become
     eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          9) 	any action similar to any of those enumerated above.


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

     (a) 	As of October 8, 1999, Fir Tree Partners and Mr. Tannenbaum are
beneficial owners of 3,196,920 shares of Common Stock of the Issuer or 9.5% of the shares outstanding. The 3,196,920 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree
LDC, as the case may be.

     The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on October 8, 1999, is based on 33,646,398 outstanding shares of Common Stock as of August 9, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 1999.

    	(b)	Fir Tree Partners and Mr. Tannenbaum for the account of each of
Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC have the power to vote and dispose of the shares of Common Stock held by each such entity.

     (c)  None

     (d)  Not Applicable.

     (e)  Not Applicable.



                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 8, 1999



                              Fir Tree, Inc. d/b/a/ Fir Tree Partners


                              By:   /S/ JEFFREY TANNENBAUM
                                    ----------------------------------
                                    JEFFREY TANNENBAUM, President



                                 /S/ JEFFREY TANNENBAUM
                                 ----------------------------------
                                 Jeffrey Tannenbaum